Filed by Google Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-142243

United States	PricewaterhouseCoopers LLP Employee Communications pwcequityplanner.com

TSO Plan (Updated Frequently Throughout the Year)

This summary only applies to Non-Qualified Stock Options that are transferred / sold via the Google Online Auction System to a participating financial institution. An overview of your tax-related responsibilities for (1) the exercise of stock options or (2) the sale of shares obtained via a previous stock option exercise is detailed within the “Stock Option Plan” link along the left side of this page.

The following summary was prepared by PricewaterhouseCoopers LLP to outline your local tax-related responsibilities under the Google Inc. 2004 Stock Plan. This information is current as of July 2007 and will be updated frequently throughout the year to reflect changes in tax law. It assumes that you are an active Google employee, are a local resident and have resided and worked exclusively in this country from the date the TSO was granted to you until the date on which you dispose of your shares. The tax results may differ if you are not a tax resident of this country or have not worked exclusively in this country throughout this period. The information provided below is not intended to constitute personal tax advice from either Google or PricewaterhouseCoopers LLP. The awards under this Plan are discretionary and not guaranteed. Google reserves the right to terminate this Plan at its sole discretion. Please consult your personal tax advisor for more information regarding your specific tax questions and situation.

1.	I have been granted a TSO, What are the local tax implications?

2.	My TSO has vested. What are the local tax implications?

3.	I would like to sell my TSO to a financial institution. What are the local tax implications?

4.	Will Google withhold any of the taxes due on the TSO income or report the income on my behalf?

5.	What are the current local maximum income and social tax rates?

6.	What are my local and personal tax reporting requirements?

7.	What are some of the general guidelines on the tax treatment of employee international assignments?

8.	If I have concerns about the tax consequences of my TSOs, can a Google representative advise me?

1.	I have been granted a TSO, What are the local tax implications?

For non-qualified stock options (NQSOs), no tax is due at the time you are granted a TSO. You will be taxed on the transfer date.

2.	My TSO has vested. What are the local tax implications?

For NQSOs, no tax is due when your TSO vests. You will be taxed on the transfer date.

3.	I would like to sell my TSO to a financial institution. What are the local tax implications?

When you sell your Non-Qualified TSO to a participating financial institution via the online auction, the sale proceeds will be treated as taxable_income. This income is of the same character as the income you would have received if you had exercised your NQSO and immediately sold the underlying shares rather than sold the TSO through this new program.

You will be subject to the following local taxes on the transfer date:

•	Income Tax

•	Social Security Tax; and

•	State / Local taxes may also apply

4.	Will Google withhold any of the taxes due on the TSO income or report the income on my behalf?

Google will report the taxable income on your annual salary statement and may withhold the applicable taxes due to satisfy the tax liability on the transfer date.

Google will withhold federal tax at the flat supplemental rate of 25% (35% if supplemental wage payments exceed $1 million during the calendar year), and state tax at a flat supplemental rate which varies according to the state in which you work or reside. Google will also withhold FICA and Medicare taxes at the applicable rates. Google will report the compensation income and the taxes withheld on your W-2. If your federal marginal tax rate is higher than the supplemental rate or your state tax rate is higher than the flat withholding rate withheld by Google, you may need to make additional income tax payments to the Internal Revenue Service (IRS) and/or state by making a quarterly estimated payment, increasing your payroll withholdings by filing a new Form W-4 (or state equivalent withholding allowance statement), or when you file your tax return(s). If you are unsure of how to determine any estimated tax payments, you should contact a professional tax advisor.

5.	What are the current local maximum income and social tax rates?

Income Tax: Marginal rates range up to a maximum of 35%

Social Tax: OASDI of 6.2% up to US$97,500/year and Medicare of 1.45% (no cap). State and local taxes may also apply.

6.	What are my local and personal tax reporting requirements?

You may be required to report the TSO income in your annual return (1040). Please consult with your personal tax/financial advisor.

If you are not a U.S. tax resident, you must complete a Form W-8BEN. This form will notify your broker that you are not a U.S. tax resident, and therefore, are not subject to certain United States tax information reporting and withholding requirements of 30%.

If you are a U.S. tax resident whose address is outside the United States, you must file a Form W-9, in order to avoid withholding at the 28% backup withholding rate.

7.	What are some of the general guidelines on the tax treatment of employee international assignments?

Every country has different laws regarding the taxation of your TSO income. Taxation of such TSO income is complicated and should be reviewed carefully with your personal tax and/or financial advisor. The tax due will depend on a host of variables including any applicable tax treaty among countries, local employer withholding and reporting requirements, and where the services were performed to earn the award among many others. Some of the questions that you should be asking yourself and sharing with your personal tax/financial advisor are:

•	Where was I tax resident, where I was working, and where was I living at the time the award was granted to me?

•	Where was I tax resident, where I was working, and where was I living at the time the award vested?

•	Where was I tax resident, where I was working, and where was I living when I sold the award to a financial institution?

Note that the sale of TSOs is not permissible in all jurisdictions. Individuals on international assignment should review the TSO requirements in their host jurisdiction to ensure such a transaction is permitted. Additional and/or retroactive taxes may be assessed on TSOs transferred to a financial institution in a jurisdiction where such transfers are not permitted.

8.	If I have concerns about the tax consequences of my TSOs, can a Google representative advise me?

Although Google, including its employees, agents and affiliates, may supply you with information on tax considerations, neither Google, nor any employee, agent or affiliate of Google, is in a position to provide you with individual tax advice. Furthermore, the tax consequences of TSOs are largely dependent upon an optionee’s individual financial situation. Google strongly recommends that all optionees consult a professional tax advisor or financial planner in connection with TSO-related decisions.

Google has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Google and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Google will arrange to send you the prospectus if you request it by calling toll-free 1-866-468-4664 or sending an e-mail to investors@google.com.

Last Modified 08/17/2007

Copyright 2006 PricewaterhouseCoopers LLP PricewaterhouseCoopers refers to the individual member firms of the worldwide PricewaterhouseCoopers organization. All rights reserved.

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